PHILIPPINE LONG DISTANCE TELEPHONE COMPANY HAS CLAIMED CONFIDENTIAL

TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

August 9, 2012

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Philippine Long Distance Telephone Company

Annual Report on Form 20-F for the Fiscal Year

ended December 31, 2011 filed on March 28, 2012 (File No. 001-03006)

Dear Mr. Spirgel:

This is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 12, 2012, relating to the Annual Report on Form 20-F of Philippine Long Distance Telephone Company (the “Company”) for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”), which was filed with the Commission on March 28, 2012.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2011 Form 20-F.

Notes to Consolidated Financial Statements, page 188

Note 26. Provisions and Contingencies, page 288

1.	We refer to your disclosure in the last sentence of the note on page 294 indicating that certain disclosures required by IAS 37 were not provided as it may prejudice your position in ongoing claims, litigations and assessments. IAS 37, paragraph 92, indicates that the omission of the required disclosures may occur in extremely rare cases. In that regard, tell us the reason why you are unable to provide all of the required disclosures in aggregate by class. Also tell us the aggregate amount of provisions you have accrued as of December 31, 2011 and 2010 related to contingencies.

Mr. Larry Spirgel	- 2 -

The Staff’s comment is acknowledged. The Company respectfully advises the Staff that the Company believes it has made the requisite disclosures in accordance with International Accounting Standard 37 (“IAS 37”). In Note 26 to the financial statements of the 2011 Form 20-F, the Company disclosed the general nature and status of the Company’s claims, litigations and assessments for which provisions have been accrued. The Company has omitted certain disclosures required by IAS 37, specifically paragraphs 84 (a), 84 (b), 84 (e), and 86-88 by electing for an exemption from disclosure as permitted under IAS 37, paragraph 92, which permits the Company to withhold disclosure in cases where such disclosure could be expected to seriously prejudice the position of the Company in connection with a dispute relating to the subject matter of the provision or contingent liability with other parties, as discussed further below.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

The amount of aggregate accrued provisions principally consist of provisions relating to supervision and regulation fees of the National Telecommunications Commission of the Philippines (the “NTC”) that are currently being disputed by the Company, as well as local and franchise taxes assessed by the local governmental units, such as state and municipal tax authorities (the “LGUs”), that are currently being disputed by the Company. As a result of certain ambiguities in, as well as the uncertain application of, the applicable Philippine laws relating to the NTC fees and local and franchise taxes, the extent of the Company’s actual liability to the NTC and the LGUs for such fees and taxes is unclear. Management of the Company has determined that a portion of such fees and taxes qualifies for recognition as provisions under IAS 37, paragraph 14, and has made a reasonable calculation of the amount of such provisions in consultation with its internal counsel and external counsel in the Philippines.

The Company supplementally advises the Staff that it believes public disclosure of its aggregate accrued provisions during the pendency of its proceedings with the NTC and the LGUs could be expected to seriously prejudice the position of the Company in such proceedings. As one of the largest telecommunication services providers for both fixed line and cellular telecommunications services, and as one of only three major local exchange carriers and the owner of two of the three major cellular operators in the Philippines, the Company is frequently scrutinized, and subject to assessments, by the NTC and the LGUs. In particular, disputes with respect to such assessments account for a significant portion of the Company’s outstanding disputes. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] The Company’s situation with the NTC and the LGUs represents an appropriate circumstance under IAS 37, paragraph 92 whereby the omission of the disclosure would be permitted, given the nature of the Company’s ongoing disputes, the counterparties involved and the industry (and the Company’s position within such industry). Moreover, the Company notes that neither of the other two major Philippine local exchange carriers nor the other major cellular operator discloses their accrued provisions for claims, litigations and assessments in their financial statements.

Mr. Larry Spirgel	- 3 -

As a result of the foregoing, the management of the Company, in consultation with the Company’s internal counsel and external counsel in the Philippines, and having discussed with and received confirmation from the Company’s audit committee, has concluded that it would be appropriate for the Company to avail itself of the exemption from disclosure provided by IAS 37, paragraph 92. As required pursuant to IAS 37 in connection with the paragraph 92 exemption, the Company has provided in Note 26 to its consolidated financial statements the required disclosure of the general nature of the dispute and the fact that, and the reason why, the generally required information has not been disclosed. In consideration of the foregoing, the Company believes it has made the requisite disclosures in accordance with IAS 37.

*    *    *    *

Mr. Larry Spirgel	- 4 -

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact Michael G. DeSombre of Sullivan & Cromwell (tel: (+852) 2826 8696; fax: (+852) 2826 1774; e-mail: desombrem@sullcrom.com), or the undersigned by phone at (+632) 816 8534 or by e-mail at jacabal@pldt.com.ph, with any questions you may have.

Sincerely,

/s/ June Cheryl A. Cabal-Revilla
June Cheryl A. Cabal-Revilla
First Vice President and Controller

cc:	Terry French, Accounting Branch Chief

Leigh Ann Schultz

(Securities and Exchange Commission)

Napoleon L. Nazareno, President and Chief Executive Officer

Ma. Lourdes C. Rausa-Chan, Senior Vice President and Corporate Secretary

Anabelle Lim-Chua, Senior Vice President and Treasurer

(Philippine Long Distance Telephone Company)

Michael G. DeSombre

Frank Yihe Jin

(Sullivan & Cromwell)